Exhibit 99.1

News Release

For immediate release
Calgary, Alberta
December 7, 2010 TSX: OPC

OPTI Canada Announces 2011 Capital Program and
Provides Project and Foreign Exchange Hedging Updates

OPTI Canada Inc. (OPTI) announced today that its Board of Directors has approved a $150 million capital program for 2011.

OPTI’s share of budgeted costs for the Long Lake Project (the Project) in 2011 is expected to be approximately $122 million. Expenditures will support initiatives to increase production and ensure the long-term reliability of the Project. Key undertakings will include continued development of pads 12 and 13, which are expected to add 18 new wells pairs for production in 2012, and down hole installation of approximately 15 electric submersible pumps. Engineering costs to evaluate additional steam capacity and a Diluent Recover Unit (DRU) have also been approved.

Decisions on whether to proceed with construction of the steam expansion project and DRU are expected once the evaluations are complete. Incremental costs in 2011 would be subject to board approval. The steam expansion project, if approved, is expected to increase existing steam capacity by 10 to 15 percent by late 2012. The DRU, if approved, is expected to enable improved operating flexibility. While the most effective and cost efficient way to operate the Project is on an integrated basis, improved operating flexibility would be expected to limit the impact on bitumen production during periods of Upgrader downtime.

In 2011, OPTI will invest approximately $22 million in advancing engineering and detailed execution plans for Kinosis to the end of March. Further 2011 capital spending on Kinosis may be considered for approval by OPTI’s board next year.

In 2011, OPTI will invest approximately $6 million for development of Leismer and Cottonwood.

Unplanned issues with steam assisted gravity drainage (SAGD) or Upgrader operations, deterioration of commodity prices and/or inability to further extend foreign exchange hedging instruments could negatively impact the funding of OPTI’s 2011 capital program. Please also see our Management’s Discussion and Analysis (MD&A) for the period ended September 30, 2010, in particular the Liquidity and Capital Resources section.

Project Update

Bitumen production at the Project averaged approximately 26,200 barrels per day (bbl/d) (9,200 bbl/d net to OPTI) for the month of November 2010. The decrease in production from October’s average of approximately 29,000 bbl/d (10,200 bbl/d net to OPTI) was caused by boiler interruptions and a brief Upgrader interruption due to a gasifier trip in mid-November. These issues are resolved and December month-to-date bitumen production levels average approximately 28,300 bbl/d (9,900 bbl/d net to OPTI).

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Foreign Exchange Hedging Instruments

As announced in its MD&A for the period ended September 30, 2010, OPTI entered into a transaction to offset changes in value of US$200 million notional amount of its US$620 million notional amount of foreign exchange hedging instruments. The offsetting transaction will effectively settle US$200 million notional amount of our US$620 million notional amount with a net fixed payment of CDN$25 million in December 2010.

Effective December 2, 2010, OPTI has revised the remaining US$420 million notional amount of its foreign exchange hedging instruments outstanding by increasing the average rate from approximately CDN$1.19:US$1.00 to CDN$1.21:US$1.00 and extending the maturity date to September 30, 2011. Changes in value of these remaining hedging instruments partially mitigate the impact to the measurement amount of our U.S. dollar denominated debt from a decline in the value of the Canadian dollar.

About OPTI
OPTI Canada Inc. is a Calgary, Alberta-based company focused on developing major oil sands projects in Canada using our proprietary OrCrude™ process. Our first project, Phase 1 of Long Lake, plans for 72,000 barrels per day (on a 100 percent basis) of SAGD (steam assisted gravity drainage) oil production integrated with an upgrading facility. The Upgrader uses the OrCrude™ process combined with commercially available hydrocracking and gasification. Through gasification, this configuration substantially reduces the exposure to and the need to purchase natural gas. On a 100 percent basis, the Project is expected to produce 58,500 bbl/d of products, primarily 39 degree API Premium Sweet Crude (PSC™) with low sulphur content, making it a highly desirable refinery feedstock. Due to its premium characteristics, we expect PSC™ to sell at a price similar to West Texas Intermediate (WTI) crude oil. The Long Lake Project is a joint venture between OPTI and Nexen Inc. (Nexen). OPTI holds a 35 percent working interest in the joint venture. Nexen is the sole operator of the Project. OPTI's common shares trade on the Toronto Stock Exchange under the symbol OPC.

FORWARD-LOOKING INFORMATION
Certain statements contained herein are forward-looking statements, including, but not limited to, statements relating to: the expected increase in production and improved operational performance of the Project; expectations regarding OPTI’s 2011 capital program; and the ability of the Company to extend its foreign exchange hedging instruments, or if not extended, the cost associated with settling such instruments. Forward-looking information typically contains statements with words such as “intend,” "anticipate," "estimate," "expect," "potential," "could," “plan” or similar words suggesting future outcomes. Readers are cautioned not to place undue reliance on forward-looking information because it is possible that expectations, predictions, forecasts, projections and other forms of forward-looking information will not be achieved by OPTI. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties. A change in any one of these factors could cause actual events or results to differ materially from those

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projected in the forward-looking information. Although OPTI believes that the expectations reflected in such forward-looking statements are reasonable, OPTI can give no assurance that such expectations will prove to be correct. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by OPTI and described in the forward-looking statements or information. The forward-looking statements are based on a number of assumptions that may prove to be incorrect. Other specific assumptions and key risks and uncertainties are described elsewhere in this document and in OPTI's other filings with Canadian securities authorities.

Readers should be aware that the list of assumptions, risks and uncertainties set forth herein are not exhaustive. Readers should refer to OPTI's current Annual Information Form (AIF), filed on SEDAR and EDGAR and available at www.sedar.com and http://edgar.sec.gov, for a detailed discussion of these assumptions, risks and uncertainties. The forward-looking statements or information contained in this document are made as of the date hereof and OPTI undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable laws or regulatory policies.

For further information please contact:
Krista Ostapovich, Investor Relations (403) 218-4705

OPTI Canada Inc.
Suite 1600, 555 – 4th Avenue SW
Calgary, Alberta, Canada T2P 3E7
(403) 249-9425

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